EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

JUNE 30, 2012

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
Unaudited – Expressed in Canadian Dollars

ASSETS	June 30, 2012	December 31, 2011

Current
Cash and cash equivalents (Note 3)	$34,712,528	$41,371,968
Investments (Note 5)	917,633	943,289
Receivables (Note 6)	1,025,009	558,702
Prepaid expenses	114,930	119,362
Total current assets	36,770,100	42,993,321

Non-current
Restricted cash (Note 4)	56,510	155,992
Property and equipment (Note 7)	1,391,124	300,901
Investment in associated companies (Note 8)	1,444,866	1,894,868
Exploration and evaluation assets (Note 9)	6,137,230	6,086,396
Reclamation bonds (Note 10)	491,239	439,565
Other assets (Note 11)	159,062	159,062
Total non-current assets	9,680,031	9,036,784

TOTAL ASSETS	$46,450,131	$52,030,105

LIABILITIES

Current
Accounts payable and accrued liabilities	$911,772	$876,321
Advances from joint venture partners (Note 12)	373,674	1,374,451
Total liabilities	1,285,446	2,250,772

SHAREHOLDERS' EQUITY
Capital stock (Note 13)	80,520,395	77,122,016
Commitment to issue shares (Note 13)	679,165	495,645
Share based payment reserve	7,146,549	7,258,987
Deficit	(43,181,424)	(35,097,315)
Total shareholders' equity	45,164,685	49,779,333

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$46,450,131	$52,030,105

Nature of operations (Note 1)
Proposed transaction (Note 18)
Events after reporting date (Note 19)

Approved on behalf of the Board of Directors on August 13, 2012:

Signed: “David M Cole”	Director	Signed: “George Lim”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
Unaudited – Expressed in Canadian Dollars

	Three month period ended		Six month period ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

EXPLORATION EXPENDITURES (Note 9)	$4,180,475	$2,858,257	$6,294,542	$6,047,955
Less: recoveries	(2,351,981)	(1,482,615)	(3,429,006)	(2,952,340)
Net exploration expenditures	1,828,494	1,375,642	2,865,536	3,095,615

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	459,109	234,360	790,125	530,997
Investor relations and shareholder information	101,932	34,066	180,529	98,296
Professional fees	421,554	106,256	986,788	251,260
Salaries and consultants	511,426	321,134	1,132,906	705,715
Share-based payments (Note 14)	197,023	191,091	790,400	792,958
Transfer agent and filing fees	20,222	25,931	211,960	106,318
Travel	89,519	82,735	249,625	120,044
Total general and administrative expenses	1,800,785	995,573	4,342,333	2,605,588

Loss from operations	(3,629,279)	(2,371,215)	(7,207,869)	(5,701,203)

Change in fair value of held-for-trading investments	(524,481)	(73,995)	(691,888)	(191,661)
Equity loss in associated companies (Note 8)	(149,736)	-	(450,002)	-
Foreign exchange gain (loss)	109,103	78,201	(2,993)	(248,652)
Gain (loss) on investments	(573)	(6,388)	31,702	(21,440)
Interest income	84,153	148,221	156,725	285,701
Loss on disposal of equipment	-	-	-	(40,745)
Option payments received (Note 9)	80,216	-	80,216	-

Loss before income taxes	(4,030,597)	(2,225,176)	(8,084,109)	(5,918,000)
Income tax expense	-	-	-	(124,723)

Loss and comprehensive loss for the period	$(4,030,597)	$(2,225,176)	$(8,084,109)	$(6,042,723)

Basic and diluted loss per share	$(0.08)	$(0.04)	$(0.15)	$(0.12)

Weighted average number of common shares outstanding	53,130,502	51,309,482	52,832,988	48,790,922

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
Unaudited – Expressed in Canadian Dollars

	Six month period ended
	June 30, 2012	June 30, 2011
Cash flows from operating activities
Loss for the period	$(8,084,109)	$(6,042,723)
Items not affecting cash:
Change in fair value of held-for-trading investments	691,888	191,661
Commitment to issue bonus shares for administration and exploration	725,060	901,590
Income tax expense	-	124,723
Depreciation	85,145	47,211
Fair value of stock options granted for adinistration and exploration	218,818	391,811
(Gain) Loss on sale of investments	(32,275)	21,440
Loss on disposal of equipment	-	40,745
Interest received during the period	(156,725)	(251,872)
Share of loss in equity investments	450,002	-
Unrealized foreign exchange (gain) loss	(37,488)	9,303
Changes in non-cash working capital items:
Receivables	(466,307)	(66,534)
Prepaid expenses	4,432	(90,299)
Accounts payable and accrued liabilities	35,451	330,806
Advance from joint venture partner	(1,000,777)	167,805
Total cash used in operating activities	(7,566,885)	(4,224,333)
Cash flows from investing activities
Acquisition of exploration and evaluation assets	(24,266)	(51,730)
Interest received on cash and cash equivalents	156,725	251,872
Proceeds from sale of marketable securities	718,275	404,232
Proceeds from sale of marketing material (native gold)	-	4,672
Purchase of marketable securities and cash investments	(1,314,744)	(993,266)
Purchase of property and equipment	(1,175,368)	(137,964)
Purchase of marketing materials (native gold)	-	(76,988)
Reclamation bonds	(51,674)	12,389
Recoveries of exploration and evaluation assets from joint venture partners	-	933,493
Restricted cash	99,482	(509,745)
Total cash provided by (used in) investing activities	(1,591,570)	(163,035)
Cash flows from financing activities
Proceeds received from private placements	-	17,875,000
Share issuance costs	-	(64,746)
Proceeds received from options exercised	600,020	771,510
Proceeds received from warrants exercised	1,898,995	3,108
Total cash provided by financing activities	2,499,015	18,584,872
Change in cash and cash equivalents	(6,659,440)	14,197,504
Cash and cash equivalents, beginning	41,371,968	31,782,534
Cash and cash equivalents, ending	$34,712,528	$45,980,038

Supplemental disclosure with respect to cash flows (Note 17)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY
Unaudited – Expressed in Canadian Dollars

					Accumulated
				Share based	other
	Number of		Commitment to	payment	comprehensive
	common shares	Capital stock	issue shares	reserve	income	Deficit	Total
Balance as at December 31, 2011	51,875,118	$77,122,016	$495,645	$7,258,987	$-	$(35,097,315)	$49,779,333
Shares issued as bonus shares	227,000	541,540	(541,540)	-	-	-	-
Shares issued on exercise of stock options	384,000	600,020	-	-	-	-	600,020
Shares issued on exercise of warrants	949,497	1,898,995	-	-	-	-	1,898,995
Shares issued on acquisition of mineral property	10,585	26,568	-	-	-	-	26,568
Reclassification of fair value of options exercised	-	331,256	-	(331,256)	-	-	-
Share based payments	-	-	-	218,818	-	-	218,818
Commitment to issue shares	-	-	725,060	-	-	-	725,060
Loss for the period	-	-	-	-	-	(8,084,109)	(8,084,109)
Balance as at June 30, 2012	53,446,200	$80,520,395	$679,165	$7,146,549	$-	$(43,181,424)	$45,164,685

					Accumulated
				Share based	other
	Number of		Commitment to	payment	comprehensive
	common shares	Capital stock	issue shares	reserve	income	Deficit	Total
Balance as at December 31, 2010	44,968,005	$56,661,351	$232,097	$4,871,352	$(4,919)	$(21,530,951)	$40,228,930
Shares issued on private placements	5,500,000	17,875,000	-	-	-	-	17,875,000
Shares issued as finders' fees	143,070	464,978	-	-	-	-	464,978
Shares issued on exercise of stock options	566,300	765,510	-	-	-	-	765,510
Shares issued on exercise of warrants	1,554	3,108	-	-	-	-	3,108
Shares issued as bonus shares	182,000	450,600	(450,600)	-	-	-	-
Shares issued on acquisition of mineral property	32,710	94,798	-	-	-	-	94,798
Reclassification of fair value of options exercised	-	577,871	-	(577,871)	-	-	-
Share based payments	-	-	-	391,811	-	-	391,811
Commitment to issue shares	-		901,590				901,590
Unrealized loss on available-for-sale investments		-	-	-	4,919	-	4,919
Share issue costs	-	(998,772)	-	474,509	-	-	(524,263)
Loss for the period	-	-	-	-	-	(6,042,723)	(6,042,723)
Balance as at June 30, 2011	51,393,639	$75,894,444	$683,087	$5,159,801	$-	$(27,573,674)	$54,163,658

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
SIX MONTH PERIOD ENDED JUNE 30, 2012

1. NATURE OF OPERATIONS

Eurasian Minerals Inc. (the “Company” or “Eurasian”) and its subsidiaries are engaged in the acquisition and exploration of mineral properties in Turkey, Haiti, Europe, U.S.A. and the Asia Pacific region. The Company’s common shares are listed on the TSX Venture Exchange under the symbol of “EMX”. On January 30, 2012, the Company’s common shares began trading on the NYSE MKT (formerly known as NYSE Amex) under the symbol of “EMXX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These condensed interim consolidated financial statements are for the six month period ending June 30, 2012. The Company changed its fiscal year end from March 31 to December 31, effective for the period ending December 31, 2011. The change in the fiscal year end is being made for the purpose of streamlining the Company’s financial reporting.

These condensed interim consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assume that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

The Company had a net loss of $8,084,109 for the six months ended June 30, 2012 (2011 - $6,042,723). The Company has working capital as at June 30, 2012 of $35,484,654 (December 31, 2011 - $40,742,549) and a deficit of $43,181,424 (December 31, 2011 - $35,097,315).

Management believes it has sufficient funding for operations for the ensuing year, which results in the going concern assumption being an appropriate underlying concept for the preparation of these condensed interim consolidated financial statements.

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, regulatory and political situations.

At the date of these condensed interim consolidated financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on these exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the exploration and evaluation assets. To date, the Company has not earned any revenues and is considered to be in the exploration stage.

2. STATEMENT OF COMPLIANCE AND ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These interim results do not include all the information required for the full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Company for the period ended December 31, 2011.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
SIX MONTH PERIOD ENDED JUNE 30, 2012

2. STATEMENT OF COMPLIANCE AND ACCOUNTING POLICIES (Continued)

Accounting Policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are consistent with those applied in its audited consolidated financial statements as at and for the period ended December 31, 2011.

Amendments to IFRS 7 Financial Instruments: Disclosures

The amendments increase disclosure with regards to the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period.

Amendments to IAS 12 Income Taxes

The amendments are made regarding Deferred Tax: Recovery of Underlying Assets and introduce an exception to the existing principle for the measurement of deferred tax assets and liabilities arising on an investment property measured at fair value, and the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 Property, Plant and Equipment should always be on a sales basis.

Effective January 1, 2012, the Company has adopted amendments to IFRS 7, Financial Instruments: Disclosures, and IAS 12, Income Taxes, and concluded that there are no material changes as a result of adopting these amendments.

Significant accounting policies and interpretations issued but not yet effective

(a) Effective for annual periods beginning on or after January 1, 2013

  IFRS 10 Consolidated Financial Statements

  This new standard provides a new single consolidation model that identifies control as the basis for consolidation for all types of entities, and replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12Consolidation – Special Purpose Entities.

  IFRS 11 Joint Arrangements

  This new standard improves the accounting for joint arrangements by introducing a principle-based approach that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement . Such a principle-based approach will provide users with greater clarity about an entity’s involvement in its joint arrangements by increasing the verifiability, comparability and understandability of the reporting of these arrangements. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities-Non- Monetary Contributions by Venturers.

  IFRS 12 Disclosure of Interests in Other Entities

  This new standard combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
SIX MONTH PERIOD ENDED JUNE 30, 2012

2. STATEMENT OF COMPLIANCE AND ACCOUNTING POLICIES (continued)

Significant accounting policies and interpretations issued but not yet effective (continued)

(a) Effective for annual periods beginning on or after January 1, 2013 (continued)

  IFRS 13 Fair Value Measurement

  This new standard defines fair value and sets out a framework for measuring fair value and disclosures about fair value measurements. It applies when other IFRS require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS or address how to present changes in fair value.

  Amendments to IAS 27 Consolidated and Separate Financial Statements

  The amendments provide guidance on the accounting and disclosure requirements for subsidiaries, jointly controlled entities, and associates in separate, or unconsolidated, financial statements.

  Amendments to IAS 28 Investments in Associates

  The amendments provide guidance on the application of the equity method to associates, subsidiaries and joint ventures.

(b) Effective for annual periods beginning on or after January 1, 2015

  IFRS 9 Financial Instruments

  This new standard partially replaces IAS 39 Financial Instruments: Recognition and Measurement.

The Company has initially assessed that there will be no material reporting changes as a result of adopting the above new standards; however, enhanced disclosure requirements are expected.

Basis of Consolidation

The consolidated financial statements comprise the accounts of Eurasian, the parent company, and its controlled subsidiaries, after the elimination of all material intercompany balances and transactions.

Subsidiaries

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s principal operating subsidiaries are as follows:

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
SIX MONTH PERIOD ENDED JUNE 30, 2012

2. STATEMENT OF COMPLIANCE AND ACCOUNTING POLICIES (continued)

Basis of Consolidation (continued)

Name	Place of Incorporation	Ownership Percentage
AES Madencilik Ltd. Sirketi	Turkey	100%
Eurasia Madencilik Limited Sirketi	Turkey	99%
Montex LLC	Kyrgyz Republic	100%
Altyn Minerals LLC	Kyrgyz Republic	100%
Georgian Minerals LLC	Georgia	100%
Eurasian Minerals Cooperatief U.A.	Netherlands	100%
EMX Georgia Cooperatief U.A.	Netherlands	100%
Ayiti Gold Company S.A.	Haiti	100%
Marien Mining Company S.A.	Haiti	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
Viad Royalties AB	Sweden	100%
Eurasian Minerals Sweden AB	Sweden	100%
Eliseror Limited	Cyprus	100%
EMX Australia Pty Ltd	Australia	100%

3. CASH AND CASH EQUIVALENTS

Cash consists of deposits at banks earning interest at floating rates based on daily bank deposit rates and cash on hand. Cash equivalents consist of short-term deposits.

	June 30, 2012	December 31, 2011
Cash	$16,985,725	$13,486,726
Short-term deposits	17,726,803	27,885,242
Total	$34,712,528	$41,371,968

4. RESTRICTED CASH

At June 30, 2012, the Company classified $56,510 (December 31, 2011 - $155,992) as restricted cash. This amount is comprised of $50,960 (December 31, 2011 - $50,960) held as a security deposit for the Company’s Haiti exploration program, and $5,550 (December 31, 2011 - $105,032) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partner in Haiti.

5. INVESTMENTS

At June 30, 2012, the Company had the following investments:

		Accumulated
June 30, 2012	Cost	unrealized gain (loss)	Fair value
Fair Value through profit or loss
Warrants	$-	$4,892	$4,892
Common shares	1,510,887	(598,146)	912,741
Total investments	$1,510,887	$(593,254)	$917,633

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
SIX MONTH PERIOD ENDED JUNE 30, 2012

5. INVESTMENTS (continued)

At December 31, 2011, the Company had the following investments:

		Accumulated
December 31, 2011	Cost	unrealized gain	Fair value
Fair Value through profit or loss
Warrants	$-	$37,411	$37,411
Common shares	789,059	116,819	905,878
Total investments	$789,059	$154,230	$943,289

6. RECEIVABLES

The Company’s receivables arise from goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners, as follows:

Category	June 30, 2012	December 31, 2011
Refundable taxes	$450,863	$305,814
Recoverable exploration expenditures	448,390	208,428
Other	125,756	44,460
Total	$1,025,009	$558,702

The carrying amounts of the Company’s receivables are denominated in the following currencies:

Currency	June 30, 2012	December 31, 2011
Canadian dollars	$221,329	$236,219
US dollars	288,947	150,441
Turkish Lira	250,421	101,904
Swedish Krone	175,683	39,423
Other	88,629	30,715
Total	$1,025,009	$558,702

7. PROPERTY AND EQUIPMENT

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2011	$87,132	$172,935	$102,980	$281,655	$-	$-	$644,702
Additions	21,765	5,891	10,542	150,210	572,443	414,517	1,175,368
Disposals and derecognition	(19,891)	(16,565)	(2,564)	-	-	-	(39,020)
As at June 30, 2012	89,006	162,261	110,958	431,865	572,443	414,517	1,781,050
Accumulated depreciation
As at December 31, 2011	50,055	100,064	49,149	144,533	-	-	343,801
Additions	9,772	8,820	3,760	34,171	28,622	-	85,145
Disposals and derecognition	(19,891)	(16,565)	(2,564)	-			(39,020)
As at June 30, 2012	$39,936	$92,319	$50,345	$178,704	$28,622	$-	$389,926
Net book value
As at December 31, 2011	$37,077	$72,871	$53,831	$137,122	$-	$-	$300,901
As at June 30, 2012	$49,070	$69,942	$60,613	$253,161	$543,821	$414,517	$1,391,124

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
SIX MONTH PERIOD ENDED JUNE 30, 2012

7. PROPERTY AND EQUIPMENT (continued)

During the six month period ended June 30, 2012, depreciation of $56,523 (June 30, 2011 - $47,211) has been included in exploration expenditures.

8. INVESTMENT IN ASSOCIATED COMPANIES

The Company has a 49% equity investment in a private Turkish company with Chesser Resources Ltd, an Australian Stock Exchange listed exploration company. At June 30, 2012, the Company’s investment in the joint venture was $4,660 (December 31, 2011 - $81,171). The Company’s share of the net loss of the joint venture for the six month period ended June 30, 2012 was $76,511 (June 30, 2011 - $Nil).

The Company also has a 26.47% equity investment in a private exploration company. At June 30, 2012, the Company’s investment was $1,440,206 (December 31, 2011 - $1,813,718). The Company’s share of the net loss for the six month period ended June 30, 2012 was $373,491 (June 30, 2011 - $Nil). Subsequent to the six months ended June 30, 2012, the Company increased its equity interest to 30.66% .

As at June 30, 2012, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

June 30, 2012	Turkish Co	Exploration Co

Aggregate assets	$155,895	$3,220,332
Aggregate liabilities	(1,085,177)	(106,223)
Loss for the period	(156,145)	(2,766,665)
The Company's ownership %	49.00%	26.47%
The Company's share of loss for the period	(76,511)	(373,491)

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
SIX MONTH PERIOD ENDED JUNE 30, 2012

9. EXPLORATION AND EVALUATION ASSETS

Acquisition costs

At June 30, 2012 and December 31, 2011, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	June 30, 2012	December 31, 2011
Asia Pacific	Various	$492,690	$441,856
Haiti	Grand Bois property	2,140,720	2,140,720
	Grand Bois property (recoveries)	(2,140,720)	(2,140,720)
Kyrgyz Republic	Gezart property	39,000	39,000
Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Golcuk property	34,674	34,674
	Trab	78,587	78,587
United States	Cathedral Well, Nevada	419,300	419,300
of America	Copper Springs, Arizona	786,186	786,186
	Jasper Canyon, Arizona	235,856	235,856
	Mesa Well, Arizona	314,475	314,475
	Middle Mountain, Arizona	262,062	262,062
	Mineral Hill, Wyoming	262,062	262,062
	Red Hills, Arizona	314,475	314,475
	Richmond Mountain, Nevada	262,062	262,062
	Silver Bell, Arizona	471,711	471,711
	Superior West, Arizona	1,179,280	1,179,280
	Yerington, Nevada	393,095	393,095
Total		$6,137,230	$6,086,396

The following changes to property agreements occurred on the mineral property portfolio during the six month period ended June 30, 2012:

Sisorta Property, Turkey
On April 2, 2012, the Company and its joint venture partner Chesser Resources Limited executed an Option Agreement (the “Agreement”) with a privately owned Turkish company, Colakoglu Ticari Yatirim A.S. (“Colakoglu”), on the Sisorta gold property in Turkey. The Agreement requires Colakoglu to make an up-front payment of 100 troy ounces of gold bullion ($80,216 received), and to undertake a US $500,000 work commitment over the first year. After the first year, Colakoglu can exercise an option to purchase the property for an additional 7,900 troy ounces of gold, or its cash equivalent, with the payments binding on exercise of the option, but staged over a period of four years after option exercise. A 2.5% net smelter return royalty (“NSR”) from any production on the property will also be received. As the Company has a 49% interest in Sisorta (Note 8), its share of the above will comprise 3,920 troy ounces of gold bullion and a 1.225% NSR Royalty.

Grand Bois, Haiti
In April 2012, the Company’s exploration partner in Haiti, Newmont Ventures Limited (“Newmont”), relinquished their rights in the Grand Bois Research Permit and as a result, the Company has regained 100% control of the Grand Bois project. Newmont did elect to retain its exploration interest in the Designated Project surrounding the Research Permit, and continues to manage and fund the exploration work on these surrounding properties as a Designated Project.

These notes should be read in conjunction with the Company’s most recently filed audited annual consolidated financial statements as at and for the nine month period ended December 31, 2011.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
SIX MONTH PERIOD ENDED JUNE 30, 2012

9. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration expenditures

During the six month period ended June 30, 2012, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

	Sweden			USA (Bronco Creek)				Turkey			Australia

	Kiruna South	Other	Total	Copper Basin	Mesa Well	Other	Total	Akarca	Other	Total	Koonenbury	Other	Total	Other*	Total
Administration	$18,485	$36,463	$54,948	$200	$203	$82,631	$83,034	$7,629	$30,557	$38,186	$13,738	$33,410	$47,148	$52,045	$275,361
Assays	43,518	22,835	66,353	4,537	1,437	57,658	63,632	16,517	7,862	24,379	187,606	3,084	190,690	24,463	369,517
Drilling / trenching	282,849	181,691	464,540	3,943	78,910	113,177	196,030	238,636	-	238,636	281,326	-	281,326	-	1,180,532
Logistics	54,255	40,137	94,392	46,805	10,838	70,698	128,341	78,779	72,325	151,104	124,756	18,786	143,542	171,385	688,764
Personnel	175,474	239,325	414,799	71,047	21,863	455,321	548,231	148,428	164,427	312,855	217,906	46,713	264,619	450,338	1,990,842
Property costs	8,752	54,735	63,487	-	3,340	129,769	133,109	175,651	27,708	203,359	15,557	3,928	19,485	25,827	445,267
Professional fees	20,295	25,764	46,059	-	-	11,254	11,254	25,507	90,651	116,158	12,930	27,845	40,775	54,919	269,165
Share-based payments	-	7,453	7,453	-	-	90,935	90,935	-	3,808	3,808	-	37,393	37,393	13,889	153,478
Technical studies	24,587	4,027	28,614	19,916	4,289	184,922	209,127	151,190	8,309	159,499	209,496	85,077	294,573	46,487	738,300
Travel	7,346	17,409	24,755	-	-	23,142	23,142	-	19,315	19,315	38,808	40,835	79,643	36,461	183,316
Total expenditures	635,561	629,8393	1,265,400	146,448	120,880	1,219,507	1,486,835	842,337	424,962	1,267,299	1,102,123	297,071	1,399,194	875,814	6,294,542
Recoveries	(589,014)	(481,506)	(1,070,520)	(146,448)	(120,880)	(669,063)	(936,391)	(842,337)	(10,783)	(853,120)	-	-	-	-	(2,860,031)
Operator fees and other	-	(74,936)	(74,936)	-	-	(408,727)	(408,727)	-	(85,312)	(85,312)	-	-	-	-	(568,975)
Total recoveries	(589,014)	(556,442)	(1,145,456)	(146,448)	(120,880)	(1,077,790)	(1,345,118)	(842,337)	(96,095)	(938,432)	-	-	-	-	(3,429,006)
Exploration expenditures (net)	$46,547	$73,397	$119,944	$-	$-	$141,717	$141,717	$-	$328,867	$328,867	$1,102,123	$297,071	$1,399,194	$875,814	$2,865,536

*Significant components of “Other” exploration expenditures for the six months ended June 30, 2012 include Alaska - $357,838, Haiti - $118,793, Georgia - $102,032, Kyrgyz Republic - $85,592, and Geothermal activities - $149,241.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
SIX MONTH PERIOD ENDED JUNE 30, 2012

9. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration expenditures (continued)

During the six month period ended June 30, 2011, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

			Turkey			Australia
	Sweden	USA	Akarca	Other	Total	Koonenbury	Other	Total	Other*	Total
Administration	$42,914	$53,867	$26,045	$13,407	$39,452	$283	$83	$366	$105,542	$242,141
Assays	3,090	20,182	132,180	26,674	158,854	45,409	1,196	46,605	35,314	264,045
Drilling / trenching	50,382	219,645	19,897	24,590	44,487	-	-	-	285,027	599,541
Logistics	116,473	64,690	466,315	848	467,163	14,559	2,537	17,096	279,710	945,132
Personnel	109,825	340,077	160,255	73,591	233,846	189,461	15,499	204,960	424,546	1,313,254
Property costs	256,329	421,933	111,273	66,093	177,366	6,665	-	6,665	63,292	925,585
Professional fees	74,813	204,582	116,357	11,746	128,103	43,228	13,386	56,614	4,892	469,004
Share-based payments	26,535	235,430	34,500	48,367	82,867	73,443	36,721	110,164	45,447	500,443
Technical studies	-	88,416	41,873	5,203	47,076	270,094	16,913	287,007	158,344	580,843
Travel	13,778	36,010	25,841	5,544	31,385	28,234	2,784	31,018	95,776	207,967
Total expenditures	694,139	1,684,832	1,134,536	276,063	1,410,599	671,376	89,119	760,495	1,497,890	6,047,955
Recoveries	(340,679)	(633,122)	(1,082,598)	(122,112)	(1,204,710)	-	-	-	(576,912)	(2,755,423)
Operator fees and other	(23,848)	(31,910)	(101,254)	-	(101,254)	-	-	-	(39,905)	(196,917)
Total recoveries	(364,527)	(665,032)	(1,183,852)	(122,112)	(1,305,964)	-	-	-	(616,817)	(2,952,340)
Exploration expenditures (net)	$329,612	$1,019,800	$(49,316)	$153,951	$104,635	$671,376	$89,119	$760,495	$881,073	$3,095,615

*Significant components of “Other” exploration expenditures for the six months ended June 30, 2011 include Georgia - $59,217, Kyrgyz Republic - $577,464, and Geothermal activities - $56,112.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
SIX MONTH PERIOD ENDED JUNE 30, 2012

10. RECLAMATION BONDS

Reclamation bonds are held as security for the future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company. Management has determined that it has no decommissioning or restoration provisions related to the properties as of June 30, 2012 (December 31, 2011 - $nil).

	June 30, 2012	December 31, 2011
Australia - various properties	$62,466	$51,870
Turkey - various properties	191,548	151,700
United States of America - various properties	237,225	235,995
Total	$491,239	$439,565

11. OTHER ASSETS

Other assets consist of native gold that the Company has purchased for marketing purposes. During the six month period ended June 30, 2012, there were no transactions related to the native gold. For the six months ended June 30, 2011, the Company sold native gold for proceeds of $35,209 resulting in a gain of $4,654 in gain (loss) from investments.

12. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the

Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	June 30, 2012	December 31, 2011
Haiti	$6,059	$105,032
Sweden	-	$387,218
U.S.A.	367,615	749,264
Other	-	132,937
Total	$373,674	$1,241,514

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
SIX MONTH PERIOD ENDED JUNE 30, 2012

13. CAPITAL STOCK

Authorized

An unlimited number of common and preferred shares without par value.

Common shares

For the six month period ended June 30, 2012:

  The Company issued 227,000 bonus shares valued at $541,540 to an officer, employees and consultants of the Company.

  The Company issued 384,000 common shares for gross proceeds of $600,020 pursuant to the exercise of stock options.

  The Company issued 949,497 common shares for gross proceeds of $1,898,995 pursuant to the exercise of warrants.

  The Company issued 10,585 common shares valued at $26,568 towards the acquisition of the Koonenbury – Rockwell property.

For the six month period ended June 30, 2011:

  The Company issued 5,500,000 units at $3.25 per unit. Each unit consisted of one common share and one-half transferable share purchase warrant with each full share purchase warrant being exercisable for one common share for two years at $4.00 per share. The Company also issued to finders 143,070 units with a fair value of $464,978 or $3.25 per unit, each unit having the same terms as those issued in the private placement, and 143,070 finder warrants with a fair value of $171,000 or $1.19 per finders warrant determined using the Black Scholes pricing model with the following assumptions: risk free rate of 1.74%, expected life of two years, volatility of 70.11% and a dividend rate of nil. Each finders warrant is exercisable for two years to acquire one common share for $3.50.

  The Company issued 566,300 common shares for gross proceeds of $765,510 pursuant to the exercise of stock options.

  The Company issued 1,554 common shares for gross proceeds of $3,108 pursuant to the exercise of warrants.

  The Company issued 182,000 bonus shares valued at $450,600 to directors, officers, employees and consultants of the Company.

  The Company issued 32,710 common shares with an aggregate value of $94,798 towards the acquisition of the following properties:

Koonenbury – Perry & Armstrong	16,632 common shares valued at $41,580
Koonenbury – Rockwell	16,078 common shares valued at $53,218

Stock options

The Company adopted a stock option plan (“the Plan”) pursuant to the policies of the TSX Venture Exchange. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
SIX MONTH PERIOD ENDED JUNE 30, 2012

13. CAPITAL STOCK (continued)

Stock options (continued)

During the period from March 31, 2011 to June 30, 2012, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at March 31, 2011	3,134,501	$1.85
Granted	1,446,000	2.77
Exercised	(429,300)	1.22
Cancelled / expired	(8,334)	1.20
Balance as at December 31, 2011	4,142,867	2.24
Granted	160,000	2.53
Exercised	(384,000)	1.56
Cancelled / expired	(231,667)	1.80

Number of options outstanding as at June 30, 2012	3,687,200	$2.35

Number of options exercisable as at June 30, 2012	3,687,200	$2.35

The following table summarizes information about the stock options which were outstanding and exercisable at June 30, 2012:

Date Granted	Number of Options	Exercisable	Exercise Price	Expiry Date
November 7, 2007	15,000	15,000	1.79	November 7, 2012
April 22, 2008	10,000	10,000	1.66	April 22, 2013
September 18, 2008	350,000	350,000	1.00	September 18, 2013
December 19, 2008	10,000	10,000	1.00	December 19, 2013
May 22, 2009	20,000	20,000	1.20	May 22, 2014
February 8, 2010	150,000	150,000	1.74	February 8, 2015
May 7, 2010	987,500	987,500	2.18	May 7, 2015
June 7, 2010	23,000	23,000	2.05	June 7, 2015
September 2, 2010	108,200	108,200	2.21	September 2, 2015
November 10, 2010	177,500	177,500	2.51	November 10, 2015
February 1, 2011	50,000	50,000	3.21	February 1, 2016
March 18, 2011	150,000	150,000	2.91	March 18, 2016
March 25, 2011	30,000	30,000	3.15	March 25, 2016
July 19, 2011	1,306,000	1,306,000	2.80	July 19, 2016
August 3, 2011	10,000	10,000	2.70	August 3, 2016
August 29, 2011	50,000	50,000	2.66	August 29, 2016
September 9, 2011	40,000	40,000	2.70	September 9, 2016
December 11, 2011	40,000	40,000	2.10	December 11, 2016
February 13, 2012	110,000	110,000	2.54	February 13, 2017
March 13, 2012	50,000	50,000	2.51	March 13, 2017
Total	3,687,200	3,687,200

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
SIX MONTH PERIOD ENDED JUNE 30, 2012

13. CAPITAL STOCK (continued)

Bonus shares

The Company has received TSX-Venture Exchange approval for the issuance of certain bonus shares as discretionary bonuses earned by the President and CEO, Chairman, directors, officers, area managers and certain employees of the Company pursuant to an annual compensation review. The purpose of these bonuses is to reward these individuals for the Company's successes to date and to provide them with a long term incentive to remain with the Company.

For the six month period ended June 30, 2012, the Company issued 227,000 common shares (June 30, 2011 - 182,000) with a fair value of $541,540 (June 30, 2011 - $450,600) applied against commitment to issue shares.

Share-based payments

During the six month period ended June 30, 2012, the Company recorded aggregate share-based payments of $943,878 (June 30, 2011 - $1,293,401) as they relate to the fair value of options granted and the accrual for the fair value of bonus shares granted.

	General and
	Administrative	Exploration
Six months ended June 30, 2012	Expenses	Expenditures	Total

Commitment to issue bonus shares	$653,638	$71,422	$725,060
Fair value of options granted	136,762	82,056	218,818
	$790,400	$153,478	$943,878

	General and
	Administrative	Exploration
Six months ended June 30, 2011	Expenses	Expenditures	Total

Commitment to issue bonus shares	$401,147	$500,443	$901,590
Fair value of options granted	391,811	-	391,811
	$792,958	$500,443	$1,293,401

The weighted average fair value of the stock options granted during the six month period ended June 30, 2012 was $1.32 per stock option (June 30, 2011 - $1.70 per stock option). The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Six month period ended
	June 30, 2012	June 30, 2011
Risk free interest rate	1.27%	2.35%
Expected life (years)	5	5
Expected volatility	61.12%	62.86%
Dividend yield	-	-

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
SIX MONTH PERIOD ENDED JUNE 30, 2012

13. CAPITAL STOCK (continued)

Warrants

During the period from March 31, 2011 to June 30, 2012, the change in warrants outstanding was as follows:

		Weighted Average
	Number	Exercise Price
Balance as at June 30, 2011 and December 31, 2011	13,457,629	$3.38
Exercised	(949,497)	2.00
Expired	(112,844)	2.00
Balance as at June 30, 2012	12,395,288	$3.50

As at June 30, 2012, the following share purchase warrants were outstanding and exercisable:

	Number of Warrants	Exercise Price	Expiry Date
Private placement, March 12, 2010	1,919,633	$2.88	March 12, 2015
Private placement, November 8, 2010	6,200,000	*	November 8, 2015
Private placement, November 12, 2010	800,000	**	November 12, 2015
Finders unit warrants, November 8, 2010	255,150	2.65	November 8, 2012
Finders warrants, November 8, 2010	255,900	*	November 8, 2015
Private placement, March 1, 2011	770,000	4.00	March 1, 2013
Private placement, March 14, 2011	460,500	4.00	March 14, 2013
Private placement, March 18, 2011	1,519,500	4.00	March 18, 2013
Finders unit warrants, March 14, 2011	8,075	4.00	March 14, 2013
Finders unit warrants, March 18, 2011	63,460	4.00	March 18, 2013
Finders warrants, March 14, 2011	16,150	3.50	March 14, 2013
Finders warrants, March 18, 2011	126,920	3.50	March 18, 2013
Total	12,395,288

*   $3.50 per share on or before November 8, 2011, and the price escalates $0.50 per year on the anniversary date.
** $3.50 per share on or before November 12, 2011, and the price escalates $0.50 per year on the anniversary date.

14. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the six month period ended June 30, 2012	Salary or Fees	Payments	Total
President and Chief Executive Officer	$176,908	$263,986	$440,894
Executive Chairman	101,090	139,802	240,892
Directors	48,000	78,426	126,426
Chief Financial Officer *	-	22,131	22,131
Corporate Secretary *	-	5,533	5,533
Seabord Services Corp. *	238,800	-	238,800
Total	$564,798	$509,878	$1,074,676

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
SIX MONTH PERIOD ENDED JUNE 30, 2012

14. RELATED PARTY TRANSACTIONS (Continued)

		Share-based
For the six month period ended June 30, 2011	Salary or Fees	Payments	Total
President and Chief Executive Officer	$206,152	$133,863	$340,015
Executive Chairman	73,761	42,016	115,777
Directors	42,000	-	42,000
Chief Financial Officer *	-	-	-
Corporate Secretary *	-	-	-
Seabord Services Corp. *	199,200	-	199,200
Total	$521,113	$175,879	$696,992

* Seabord Services Corp. (“Seabord”) is a management services company controlled by a director of the Company. Seabord provides a chief financial officer, a corporate secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Related Party Assets and Liabilities	Service or Term	June 30, 2012	December 31, 2011
Amounts due from (to):
David M. Cole President and Chief Executive Officer	Expense Reimbursement	$(36,370)	$(33,289)
		$(36,370)	$(33,289)

15. SEGMENTED INFORMATION

The Company operates solely within the resource property exploration industry. At June 30, 2012 and December 31, 2011, the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	June 30, 2012	December 31, 2011
Asia Pacific	$492,690	$441,856
Kyrgyz Republic	39,000	39,000
Sweden	437,755	437,755
Turkey	267,221	267,221
United States of America	4,900,564	4,900,564
Total	$6,137,230	$6,086,396

PROPERTY AND EQUIPMENT	June 30, 2012	December 31, 2011
Asia Pacific	$162,134	$42,582
Canada	38,324	-
Georgia	19,634	-
Kyrgyz Republic	9,008	36,576
Sweden	40,960	46,851
Turkey	111,639	133,043
United States of America	1,009,425	41,849
Total	$1,391,124	$300,901

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
SIX MONTH PERIOD ENDED JUNE 30, 2012

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company is a junior exploration company and considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has no continuing sources of revenues. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at June 30, 2012, the Company had working capital of $35,484,654 (December 31, 2011 - $40,742,549). Management has assessed that this working capital is sufficient for the Company to continue as a going concern beyond one year. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

  Level 2: inputs other than quoted prices that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

During the six month period ended June 30, 2012, there were no changes in the levels. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$34,712,528	$-	$-	$34,712,528
Restricted cash	56,510	-	-	56,510
Fair value through profit or loss
securities	912,741	-	-	912,741
Warrants	-	4,892	-	4,892
Total	$35,681,779	$4,892	$-	$35,686,671

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximated their fair value because of the short-term nature of these instruments. The Company assessed that there were no indicators of impairment for these financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
SIX MONTH PERIOD ENDED JUNE 30, 2012

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (continued)

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks or with Canadian treasury bills. The Company has minimal exposure with respect to its receivables, which includes recoverable exploration expenditures.

Interest rate risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents. A 10% increase or decrease in effective interest rates would increase or decrease net shareholders’ equity by approximately $15,000.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments.

Based on the June 30, 2012 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $92,000.

Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Currency risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, the Kyrgyz Republic, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in U.S. dollars (“USD”) and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash, receivables and accounts payable and accrued liabilities to foreign exchange risk as at June 30, 2012 is as follows:

Accounts	USD amount
Cash	$3,064,803
Receivables	288,947
Accounts payable and accrued liabilities	(351,550)
Total	$3,002,199

The balances noted above reflect the USD balances held within the parent Company. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial and cash balances will be spent prior to significant foreign exchange fluctuations. For the six month period ended June 30, 2012, the average United States dollar (“USD”) to Canadian dollar (“CAD”) foreign exchange rate was US$1 for CAD$ 1.0059. Based on the above net exposures and assuming that all other variables remain constant, a 1% change in USD against CAD would result in a change in the loss/gain of approximately $30,020 for the period.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited – Expressed in Canadian Dollars
SIX MONTH PERIOD ENDED JUNE 30, 2012

17. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the six month period ended June 30, 2012 included:

a.	Reclass of $331,256 of share based payment reserve to share capital from the exercise of options;
b.	Issuance of 10,585 common shares valued at $26,568 for the acquisition of mineral properties; and
c.	Issuance of 227,000 bonus shares valued at $541,540 applied to commitment to issue shares.

The significant non-cash investing and financing transactions during the six month period ended June 30, 2011 included:

a.	Reclass of $577,871 of share based payment reserve to share capital from the exercise of options;
b.	Issuance of 182,000 bonus shares valued at $450,600 included in share-based payments; and,
c.	Issuance of 143,070 common shares valued at $464,978 as finder’s fees and share issue costs related to private placements;

18. PROPOSED TRANSACTION

On February 7, 2012, the Company and Bullion Monarch Mining, Inc. (“Bullion”) announced they had entered into a definitive agreement (the “Agreement”) with respect to a proposed merger of Bullion into a wholly-owned subsidiary of the Company (the “Proposed Merger”). Under the Agreement, the Company agreed to acquire all of the outstanding common shares of Bullion for which Bullion shareholders will receive 0.45 common shares of the Company and US$0.11 for each Bullion common share held.

Subsequent to June 30, 2012, the Securities and Exchange Commission declared effective the registration statement on Form F-4 relating to the proposed merger. The special meeting of Bullion shareholders to approve the Merger will be held on August 17, 2012, and the transaction is expected to close shortly thereafter.

Consummation of the proposed merger with Bullion is subject to, among other things, approval of the merger agreement by Bullion’s common shareholders, and receipt of all necessary regulatory and stock exchange approvals and other customary closing conditions.

19. EVENTS AFTER REPORTING DATE

Subsequent to the six months ended June 30, 2012, the Company:

a)

Issued 51,813 common shares valued at $101,553, or $1.96 per common share and paid AUD$100,000 ($105,485) pursuant to a property agreement entered into on July 13, 2010 with Rodinia Resources Pty Ltd., a private and parent company of Arastra Exploration PTY Ltd to acquire a right to earn up to a 100% interest in four exploration licenses on the Koonenberry property, Australia; and

b)	Issued 40,000 bonus shares with a fair value of $80,000 to an employee of the Company as a discretionary bonus.

c)	The Company granted 80,000 stock options at an exercise price of $1.96 to employees of the Company.